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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       Enlighten Software Solutions, Inc.
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                                (Name of Issuer)


                      Common Stock, no par value per share
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                         (Title of Class of Securities)


                                001035-29336A 10
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                                 (CUSIP Number)



                                  David R. Ford
                    Senior Vice President and General Counsel
                           Maden Tech Consulting, Inc.
                      2110 Washington Boulevard, Suite 200
                               Arlington, VA 22204
                                 (703) 769-4576
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  March 6, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 001035-29336A 10               13D                   PAGE 2 OF 8 PAGES


----------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Maden Tech Consulting, Inc.
        54-1323531
----------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [ ]

                                                                                           (b) [ ]
----------------------------------------------------------------------------------------------------
3       SEC USE ONLY

----------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
----------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
        2(e)
        [ ]
----------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
----------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               2,444,444
       SHARES           --------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 -0-
      REPORTING         --------------------------------------------------------------------------
       PERSON           9     SOLE DISPOSITIVE POWER
        WITH
                              2,444,444
                        --------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0-
----------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,444,444
----------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]
----------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        32.9%
----------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
----------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 001035-29336A 10               13D                   PAGE 3 OF 8 PAGES

----------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Omar Maden
----------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [ ]

                                                                                           (b) [ ]
----------------------------------------------------------------------------------------------------
3       SEC USE ONLY

----------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
----------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
        2(e)
        [ ]
----------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
----------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               2,444,444
        SHARES          ----------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 -0-
      REPORTING         --------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              2,444,444
                        --------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0-
----------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,444,444
----------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [ ]
----------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        32.9%
----------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
----------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 001035-29336A 10               13D                   PAGE 4 OF 8 PAGES


Item 1.     Security and Issuer

            This statement relates to the Common Stock, no par value per share ("Common Stock"), of Enlighten Software Solutions, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 999 Baker Way, Fifth Floor, San Mateo, CA 94404.



Item 2.     Identity and Background

            This Schedule 13D is being filed by Maden Tech Consulting, Inc.,a Delaware corporation with its principal place of business and principal office located at 2110 Washington Boulevard, Suite 2110, Arlington, Virginia 22204 ("Maden Tech"), and Omar Maden, the sole stockholder, Chief Executive Officer and a director of Maden Tech (Omar Maden and Maden Tech are hereinafter collectively referred to as the "Reporting Persons"). Maden Tech provides comprehensive eBusiness solutions that include network engineering and monitoring, messaging and communications system design, and implementation of extensive network security procedures and operations. Through its subsidiaries, MC Info, Inc. and ReplyNet LLC, Maden Tech also provides comprehensive network design and maintenance services and e-mail distribution services.

            Omar Maden is the sole stockholder of Maden Tech. Following is a list of the executive officers and directors of Maden Tech:

            Omar Maden, Chief Executive Officer and Director
            Sharon Darnov, Director
            David Ford, Senior Vice President and General Counsel
            Mark Pappas, Vice President--Northeast Operations
            Charles Rechtenbach, Vice President--Engineering Services Thomas Nixon, Vice President--Sales & Marketing

            The principal business address of each such person is c/o Maden Tech Consulting, Inc., 2110 Washington Boulevard, Suite 2110, Arlington, Virginia 22204. None of Maden Tech, Omar Maden or any of the other executive officers or directors of Maden Tech has been, at any time during the last five years, (1) convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Each executive officer and director of Maden Tech is a citizen of the United States.


Item 3.     Source and Amount of Funds or Other Consideration

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CUSIP NO. 001035-29336A 10               13D                   PAGE 5 OF 8 PAGES


            Maden Tech acquired the Issuer securities it beneficially owns on March 6, 2001 pursuant to the initial advance made by Maden Tech to the Issuer under a Loan Agreement dated as of February 14, 2001 by and between Maden Tech and the Issuer (the "Loan Agreement"). Under the Loan Agreement, Maden Tech agreed to provide the Issuer an initial advance of $100,000 and, in the sole discretion of Maden Tech, additional advances under a credit facility providing for total borrowings in the aggregate amount of up to $1,118,250. All amounts extended under the credit facility are secured by the Issuer's core products, technology and intellectual property and are evidenced by a convertible note repayable upon demand by Maden Tech made after July 15, 2001.

            On March 6, 2001, Maden Tech made the initial advance of $100,000 under the credit facility from Maden Tech's working capital. In connection with the initial advance of $100,000, on March 6, 2001 the Issuer granted Maden Tech a warrant to purchase up to 2,000,000 shares of the Issuer's Common Stock. The warrant is immediately exercisable and will remain exercisable until March 6, 2002, at a price equal to the trailing five-day average closing price of the Issuer's Common Stock calculated as of the trading day immediately before the date of exercise.

            Subject to adjustment upon the occurrence of certain events, Maden Tech is entitled to convert amounts extended under the credit facility into shares of the Issuer's Common Stock at a conversion price of $0.225 per share. Accordingly, the $100,000 advanced by Maden Tech to the Issuer is immediately convertible into 444,444 shares of the Issuer's Common Stock. If the credit facility were fully extended, Maden Tech would acquire the right to convert the indebtedness into shares of the Issuer's Common Stock representing up to 49.9 percent of the shares then outstanding (excluding, for the purpose of such calculation, shares of Common Stock issuable upon exercise by Maden Tech of the warrant).


Item 4.     Purpose of Transaction

            To satisfy certain of the conditions precedent specified in the Loan Agreement, the Issuer (1) expanded the size of its Board of Directors from four to seven members, (2) caused one of its incumbent directors to resign effective upon the receipt of the initial advance, and (3) appointed four individuals designated by Maden Tech to serve on the Issuer's Board of Directors. As a result of these actions, Maden Tech assumed control of the Issuer in connection with the initial advance.

            The four directors designated by Maden Tech were Omar Maden and David Ford, the Senior Vice President and General Counsel of Maden Tech; Robert Hinaman, CEO of esqNetwork, Inc. and a former Managing Director of Chase Manhattan Bank for European Mergers and Acquisitions; and Kim McCaffrey, President of MC Info, Inc., a subsidiary of Maden Tech. The remaining three seats on the Issuer's Board of Directors continue to be held by three of the four incumbent members of the Board, including David Parker, Co-Chairman of the Board and a former CEO of the Issuer; Michael Seashols, Co-Chairman of the Issuer's Board and former Chairman and CEO of Evolve Software; and Peter Sprague, former Chairman and CEO of WaveSystems. In addition, Omar Maden



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CUSIP NO. 001035-29336A 10               13D                   PAGE 6 OF 8 PAGES


was appointed Chief Executive Officer of the Issuer effective immediately following the initial advance.

            The Reporting Persons expect to acquire beneficial ownership of additional shares of the Issuer's Common Stock as additional amounts are loaned to the Issuer under the credit facility. As noted in the response to Item 3, above, if the credit facility were fully extended, Maden Tech would acquire the right to convert the indebtedness into shares of the Issuer's Common Stock representing up to 49.9 percent of the shares then outstanding (excluding, for the purpose of such calculation, shares of Common Stock issuable upon exercise by Maden Tech of the warrant).

            The Reporting Persons acquired the convertible demand note, the warrant and the underlying shares of the Issuer's Common Stock for investment. The Reporting Persons may, however, from time to time, in the ordinary course of business, invest in additional shares of the Issuer's Common Stock or may, depending upon market conditions and other factors deemed relevant, convert amounts outstanding under the credit facility or exercise the warrant and subsequently engage in a sale or other disposition of all or a portion of the shares of Common Stock reported herein.

            Except as described above, the Reporting Persons have no present plans or proposals that relate to or would result in:

            - an extraordinary corporate transaction involving the Issuer or any of its subsidiaries,
            - a sale or transfer of a material amount of the Issuer's assets,
            - a change in the present Board of Directors or management of the Issuer,
            - a change in the present capitalization or dividend policy of the Issuer,
            - any other material change in the Issuer's business or corporate structure,
            - any change in the Issuer's charter or bylaws which might impede the acquisition of control of the Issuer, or
            - any change with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5.     Interest in Securities of the Issuer

            Maden Tech beneficially owns 2,444,444 shares of the Issuer's Common Stock, representing 32.9% of the shares of the Issuer's Common Stock outstanding. Maden Tech has a right to acquire all such shares within 60 days upon conversion of amounts outstanding under the credit facility (covering 444,444 shares) or exercise of the warrant (covering 2,000,000 shares). Omar Maden, as the sole stockholder and a director of Maden Tech, may be deemed to beneficially own all such 2,444,444 shares beneficially owned by Maden Tech.

            Upon acquisition of any shares of Common Stock underlying the convertible note and/or the warrant, as the case may be, Maden Tech will have sole voting and dispositive power over the shares acquired. Other than Omar Maden, as described in the preceding paragraph, none of the executive officers and directors of Maden Tech identified in the response to Item 2, above, beneficially owns any shares of the Issuer's Common

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CUSIP NO. 001035-29336A 10               13D                   PAGE 7 OF 8 PAGES


Stock. Further, except as described in this report, none of such individuals has engaged in any transactions in the Issuer's Common Stock during the past 60 days.

            Aside from Omar Maden, no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of the Issuer's Common Stock beneficially owned by Maden Tech.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer


            Except as described herein, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or with any other person with respect to any securities of the Issuer.

Item 7.     Material to be Filed as Exhibits

            The following exhibits are being incorporated by reference into this report:


Exhibit 1--Loan Agreement dated as of February 14, 2001 by and between Maden
           Tech and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 15, 2001).
Exhibit 2--Warrant Agreement dated as of March 6, 2001 by and between Maden
           Tech and the Issuer (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 15, 2001).
Exhibit 3--Convertible Demand Note made as of March 6, 2001 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 15, 2001).
Exhibit 4--Warrant Certificate MT-001 dated March 6, 2001 (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 15, 2001).



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CUSIP NO. 001035-29336A 10               13D                   PAGE 8 OF 8 PAGES


                                   Signatures

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Maden Tech Consulting, Inc.



                                            By:  /s/ OMAR MADEN
                                            ---------------------------------
                                            Name: Omar Maden
                                            Its:  Chief Executive Officer


                                                /s/ OMAR MADEN
                                            ------------------------------------
                                            Omar Maden

Dated: March 16, 2001